UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Compañía de Telecomunicaciones de Chile S.A.
(Name of Subject Company)

Compañía de Telecomunicaciones de Chile S.A.

(Name of Person(s) Filing Statement)

Series A Common Stock, no par value
Series B Common Stock, no par value
and
American Depositary Shares, Each Representing Four Series A Shares
(Title of Class of Securities)

American Depositary Shares (204449300)
(CUSIP Number of Class of Securities)

Víctor Galilea
General Counsel
Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111
Santiago, Chile
(562) 691-3779

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) relates is Compañía de Telecomunicaciones de Chile S.A., a Chilean sociedad anónima (the “Company”).  The address of the principal executive offices of the Company is Avenida Providencia 111, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (562) 691-2020.

This Schedule relates to the Company’s Series A Common Stock (the “Series A Shares”), no par value, Series B Common Stock (the “Series B Shares” and, together with the Series A Shares, the “Shares”), no par value, and the American Depositary Shares each representing four Series A Shares (the “ADSs”).  As of December 5, 2008, there were 873,995,447 Series A Shares outstanding, including 161,721,163 Series A Shares evidenced by ADSs, and 83,161,638 Series B Shares outstanding.

Item 2.  Identity and Background of Filing Person.

The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer disclosed in a Schedule TO/13E-3, dated December 2, 2008 (the “Schedule TO”), of Inversiones Telefónica Internactional Holding Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefónica, S.A. (“Telefónica,” and together with the Purchaser, the “Bidders”), a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain, to purchase (1) any and all outstanding Shares, other than Shares currently owned by Telefónica Internacional Chile S.A. (the parent company of Purchaser and an indirect wholly-owned subsidiary of Telefónica, hereinafter “TICSA”), from all holders of Shares resident in the United States (“U.S. Holders”) and (2) any and all outstanding ADSs, other than ADSs currently owned, directly or indirectly by Telefónica or its affiliates (such offer, the “U.S. Offer”) at a purchase price of 4,400 Chilean pesos per ADS, 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated as of December 2, 2008 (the “Offer to Purchase”), and the related letters of transmittal.  The purchase price will be, in each case, payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette in Chile on the expiration date of the U.S. Offer.  Through a concurrent offer in Chile, the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. Holders (such concurrent offer, together with the U.S. Offer, the “Offer”).

On December 1, 2008, the Bidders announced their intention to make the Offer and on December 2, 2008, the Bidders made the Offer to Purchase to our shareholders and filed the Offer to Purchase with the Securities and Exchange Commission (the “SEC”).  The Offer is scheduled to expire at 3:30 p.m. New York time on December 31, 2008.

On September 17, 2008, Purchaser commenced dual tender offers in Chile and in the United States (the “Initial Chilean Offer” and the “Initial U.S. Offer,” respectively, and together, the “Initial Tender Offer”) for all outstanding Shares and ADSs.  The Initial Chilean Offer expired on October 30, 2008 and the Initial U.S. Offer expired on October 31, 2008.  After the closing of the Initial Chilean Offer and the Initial U.S. Offer, Telefónica, together with its affiliates, owned an aggregate of 926,028,064, or approximately 96.75%, of the total outstanding Shares, including Shares represented by ADSs.  Chilean law required Purchaser to commence the Offer because as a result of the Initial Tender Offer it acquired share ownership in excess of two-thirds of the Company.  The Offer is for the remaining Shares not acquired by Purchaser in the Initial Tender Offer or previously owned by the Telefónica and its affiliates, including Shares represented by ADSs not acquired by Purchaser in the Initial Tender Offer.

The Bidders’ address, as set forth on the Schedule TO, is Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Five of the seven current directors of the Company are affiliates of Telefónica.  These five directors are: (1) Emilio Gilolmo López, (2) Narcis Serra Serra, (3) Andrés Concha Rodríguez, (4) Fernando Bustamante and (5) Marco Colodro, all of whom were appointed by Telefónica at the 2007 annual meeting of the Company’s Shareholders except for Andrés Concha who was appointed by Telefónica at the April 27, 2008 meeting of the Board.  Five of the seven alternate directors of the Company are affiliates of Telefónica.  These five alternate directors are José María Álvarez−Pallete, Manuel Álvarez−Trongé, Mario Eduardo Vásquez, Alfonso Ferrari Herrero and Raúl Morodo, all of whom were appointed by Telefónica at the 2007 annual meeting of the Company’s Shareholders, except for Raúl Morodo who was appointed by Telefónica at the April 27, 2008 meeting of the Board.  The Bidders have indicated in the Offer to Purchase that they expect that such persons will retain their respective positions at the Company following completion of the Offer.  In addition, the following directors of the Company own Shares or ADSs: Marco Colodro (2 Series B Shares) and Alfonso Ferrari (1 Series B Share).

Emilio Gilolmo López is a member of the board of directors of the following companies, each of which is an affiliate of Telefónica: Atento Chile S.A., Telefónica Larga Distancia S.A., Telefónica Empresas Chile S.A. and Telefónica Internacional Chile S.A.

Narcis Serra Serra is a member of the board of directors of the following companies, each of which is an affiliate of Telefónica: Telefónica Internacional SAU and Telecomunicaçoes de São Paulo, S.A.

Item 4.  The Solicitation or Recommendation.

Chilean law does not require a recommendation of the Company, its Board of Directors or any member of the Company’s Board of Directors that the shareholders accept or reject the Offer because the Offer is for less than 5% of the total outstanding Shares.  Therefore, the Company is expressing no opinion to its shareholders and is remaining neutral with respect to the Offer.  The Company has not made a determination whether the Offer is fair to or in the best interests of the Company's shareholders and is not making a recommendation regarding whether the Company’s shareholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

A shareholder’s decision whether or not to tender its shares or ADSs in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances.  Each shareholder is urged to make its own decision regarding the Offer based on all of the available information, including the adequacy of the consideration in light of the shareholder’s own investment objectives, the shareholder’s views as to prospects and outlook and any other factors that the shareholder deems relevant to its investment decision.  Each shareholder is also urged to consult with its financial and tax advisors regarding the Offer.

After reasonable inquiry and to its best knowledge, the Company understands that no director or executive officer of the Company intends to tender or sell ADSs or Shares pursuant to the Offer.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

Neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

Other than the transactions consummated by the Bidders pursuant to the Initial Tender Offer and the tender by certain of the Company’s executive officers of the ADSs and Shares held by them pursuant to Initial Tender Offer, no transactions in the ADSs or Shares have been effected during the past 60 days by the Company or, to its knowledge, by any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.

Item 8.  Additional Information.

None.

Item 9.  Exhibits.

None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 11, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/s/ Isabel Margarita Bravo C.
	Name:	Isabel Margarita Bravo C.
	Title:	Financial Director